Exhibit 99.1

PRESS RELEASE

July 2, 2012

Changes in Eksportfinans’ organization from July 1, 2012

On July 1, 2012 Eksportfinans ASA finalized the process that was initiated at the end of last year to adapt the organization to the decision by the Norwegian Government on November 18, 2011 to take over the Government supported export financing scheme previously managed by Eksportfinans. In the new management structure effective from July 1, 2012 Martine Mills Hagen has joined the Executive Management Group as Executive Vice President and Director of Funding & Lending.

Ms. Mills Hagen joined Eksportfinans in 2005 and was Head of Funding from 2007 to 2012. Her previous employers include Kommunalbanken, Bankers Trust International (London) and Tokai Bank Europe (London). She has an MA in Economics & Politics from the University of Glasgow and an Executive MBA from ESCP Europe in Paris and the Norwegian School of Management (BI) in Oslo.

“We are very pleased to welcome Martine to the management team,” says President and CEO Gisèle Marchand. “She has been involved in the process over the last six months and I believe she possesses all the personal and professional qualities required to fill this new role in the best way possible”.

It has been a priority to secure the necessary expertise and skills to maintain a solid foundation for Eksportfinans’ operations going forward. From July 1, 2012 around 55 employees are managing the interests of Eksportfinans ASA and all its stakeholders based on the existing portfolio of assets, liabilities and other commitments. A total of 29 former Eksportfinans staff, primarily from the lending department, have been offered - and have accepted - positions at Export Credit Norway. This includes former members of Eksportfinans’ Executive Management Group Olav Einar Rygg and Ivar Slengesol. A complete list of Eksportfinans’ management is available on www.eksportfinans.no.

With effect from July 1, 2012 according to plan, Eksportfinans ceased to arrange new loans on behalf of the Norwegian Ministry of Trade and Industry. The Company is still one of the largest financial institutions in Norway with substantial lending, liquidity and funding portfolios.

Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade and Industry on behalf of the Norwegian government. Entering 2012 total assets amounted to almost NOK 200 billion. The company is staffed by highly skilled individuals, around 55 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo.

For further information, please contact:

President and CEO Gisèle Marchand,

tel: +47 22 01 23 70 / +47 415 17 489,

e-mail: gma@eksportfinans.no

EVP Director of Staff Elise Lindbæk,

tel: +47 22 01 22 64 / +47 905 18 250,

e-mail: el@eksportfinans.no

EVP Director of Funding & Lending Martine Mills Hagen

tel: +47 22 01 22 33 / +47 902 64 326

e-mail: mmh@eksportfinans.no

For more information on Eksportfinans, please go to www.eksportfinans.no.